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SEC Mail Processing Section FEB 26 2016 Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350
(No. and Street)

Austin	Texas	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name -- *if individual, state last, first, middle name*)

750 N. St. Paul Street, Suite 850	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Varina Owen
Commission Expires
07-23-2016

Joseph R. Mannes
Signature

President
Title

Varina Owen
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
REPORT of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

SAMCO CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

SAMCO Capital Markets, Inc.
Dallas, TX 75201

We have audited the accompanying statement of financial condition of SAMCO Capital Markets Inc. as of December 31, 2015. This financial statement is the responsibility of SAMCO Capital Markets, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above is present fairly, in all material respects, the financial position of SAMCO Capital Markets, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Dallas, Texas
February 24, 2016

SAMCO CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS	
Cash and cash equivalents	$ 505,171
Receivables from clearing brokers, including clearing deposits of $100,101	8,654,287
Securities owned, at fair value	5,710,072
Property and equipment, net	142,122
Other assets	579,031
	$ 15,590,683
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,209,827
Securities sold short, at fair value	1,069
Syndicate liabilities	116,550
Due to clearing broker	5,361,728
Total liabilities	7,689,174
Commitments and contingencies	-
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	6,977,357
Accumulated earnings	924,142
Total stockholder's equity	7,901,509
	$ 15,590,683

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

SAMCO Capital Markets, Inc. (the "Company") is a corporation organized under the laws of the state of Texas on May 9, 2005. The Company's operations consist primarily of engaging in principal and agency transactions, municipal underwriting, financial advisory, and providing investment banking services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company introduces its customers on a fully-disclosed basis and clears all transactions through Pershing, LLC ("Pershing"). Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k) (2) (ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Fair Value - Valuation Techniques and Inputs

Investments in Securities and Securities Sold Short

The Company values securities owned and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Government Bonds

The fair value of government bonds is generally based on market price quotations. Government bonds are generally categorized in Level 1 of the fair value hierarchy.

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions and market price quotations. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Fair Value - Valuation Techniques and Inputs (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using market price quotations. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Investments in Private Investment Companies

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value. Investments in private investment companies are generally categorized in Level 3 of the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Assets	Useful Life
Furniture and fixtures	5 years
Office and other equipment	3 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	15 years

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of various assets and liabilities. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax assets will not be realized. "More likely than not" is defined as a greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more

likely than not" test no tax benefit is recorded. Based upon our analysis of available evidence, we have determined that no valuation allowance was necessary.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2015
U.S. government obligations	$ 138	$ -	$ -	$ 138
State and municipal obligations	-	5,513,863	-	5,513,863
U.S. corporate bonds	-	5,019	-	5,019
Total investments in debt securities	138	5,518,882	-	5,519,020
Investments in private companies				
U.S. private investment companies	-	-	191,052	191,052
Total assets (at fair value)	$ 138	$ 5,518,882	$ 191,052	$ 5,710,072

2. Fair value measurements (continued)

The following table presents information about the Company's liabilities measured at fair value as of December 31, 2015:

	Quoted Prices In Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance as of December 31, 2015
Liabilities (at fair value)				
Debt securities sold short				
U.S. corporate bonds	$ -	$ 1,069	$ -	$ 1,069
Syndicate liabilities				
State and municipal obligations	$ -	$ 116,550	$ -	$ 116,550
Total liabilities (at fair value)	$ -	$ 117,619	$ -	$ 117,619

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has categorized within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2015 were as follows:

	Balance January 1, 2015	Distribution on Investment 2015	Balance December 31, 2015
Assets (at fair value)			
Investments in private investment companies	$ 219,012	$ 27,960	$ 191,052

3. Investments in private investment companies

As of December 31, 2015, the Company invested in other private investment companies. Each of these investments has certain restrictions with respect to rights of withdrawal by the Company as specified in the respective agreements. Generally, the Company is required to provide notice of its intent to withdraw after the investment has been maintained for a certain period of time.

4. Property and equipment

Details of property and equipment at December 31, 2015 are as follows:

Office equipment	$ 218,794
Leasehold improvements	545,624
Furniture and fixtures	147,686
Computer hardware	238,388
Computer software	24,723
	1,175,215
Less: Accumulated depreciation and amortization	(1,033,093)
Property and equipment, net	$ 142,122

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $6,884,200 which was approximately $6,634,200 in excess of its minimum requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

6. Income taxes

The Company is included in the consolidated federal income tax return and combined Texas franchise tax report filed by its parent, SAMCO Holdings Inc. ("SHI"). The Company files its own state income tax returns in other states. The Company's operations are primarily conducted in the State of Texas which does not impose a state income tax. Operations conducted in states that impose a state income tax are immaterial. Further, state income tax expense is immaterial in those states that impose a state income tax. Income tax returns are subject to review by state and federal taxing authorities for up to three years after filing.

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2015, were as follows:

Deferred tax assets	
Capital losses	$ 8,622
Pass Through	(10,335)
Fixed assets	(24,979)
Other	425
Total deferred tax assets	(26,267)
Valuation allowance	-
Net deferred tax asset (liability)	$(26,267)

At December 31, 2015, the company recognized no liability for uncertainty in income taxes.

At December 31, 2015, the Company recognized a federal income tax liability of $790,000.

The Company is required to pay Texas Franchise Tax that is due in May of each year.

7. Defined contribution 401(k) Plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution to employee accounts at the discretion of the Board of Directors.

8. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2015, there were no amounts to be indemnified to the clearing brokers for these accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,101.

9. Related party transactions

During the year ended December 31, 2015, federal income tax expense paid to SAMCO Holdings, Inc. totaled $300,000. These amounts are included in income tax expense on the statement of operations. The Company did not incur any bad debt expenses from related party receivables.

10. Due to clearing broker

The amount due to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Pershing, LLC. Interest is charged at the clearing broker's call rate.

11. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2015, the Company did not have cash in excess of insured amounts.

12. Commitments and contingencies

Lease commitments

Pursuant to non-cancellable lease agreements, the Company pays rent for office space.

Total future minimum lease commitments under operating leases as of December 31, 2015 are as follows:

2016	$ 343,650
2017	413,120
2018	258,970
2019	231,190
2020	188,030
2021	71,900
Total future minimum lease payments	$ 1,506,860